UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

November 3rd, 2025

Commission File Number 001-10888

TotalEnergies SE

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

TotalEnergies SE is providing on this Form 6-K a description of certain recent developments relating to its business.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Norway: TotalEnergies divests its non-operated interest in West Ekofisk, Albuskjell and Tommeliten Gamma fields (October 1, 2025).

Exhibit 99.2	Denmark: TotalEnergies Welcomes a Partner and Future Customer in the Bifrost CCS Project (October 2, 2025).

Exhibit 99.3	Nicola Mavilla is appointed Senior Vice-President Exploration of TotalEnergies (October 6, 2025).

Exhibit 99.4	TotalEnergies and Veolia Join Forces for the Energy Transition and the Circular Economy (October 6, 2025).

Exhibit 99.5	Disclosure of Transactions in Own Shares (October 6, 2025).

Exhibit 99.6	Disclosure of Transactions in Own Shares (October 13, 2025).

Exhibit 99.7	TotalEnergies Sells its GreenFlex Affiliate to the French Group Oteis to Create a Leading Player in Sustainable Consultancy and Solutions (October 20, 2025).

Exhibit 99.8	Disclosure of Transactions in Own Shares (October 20, 2025).

Exhibit 99.9	Clarification by TotalEnergies (October 24, 2025).

Exhibit 99.10	Disclosure of Transactions in Own Shares (October 27, 2025).

Exhibit 99.11	Saudi Arabia: TotalEnergies and Aljomaih Energy & Water Awarded a 400 MW Solar Project (October 28, 2025).

Exhibit 99.12	Third quarter 2025 results (October 30, 2025).

Exhibit 99.13	TotalEnergies confirms the third interim dividend of €0.85/share for fiscal year 2025, an increase of 7.6% compared to 2024 (October 30, 2025).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TotalEnergies SE

Date: November 3rd, 2025	By:	/s/ DENIS TOULOUSE
		Name:	Denis Toulouse
		Title:	Company Treasurer